File No. 812-________

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(c), 18(i) AND 61(a) THEREOF, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER, AND PURSUANT TO SECTION 17(d) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

In the Matter of:

NORTHSTAR CORPORATE INCOME, INC.

AND

NSAM J-BDC LTD

All Communications, Notices, and Orders to:

Ronald J. Lieberman, Esq.
Executive Vice President, General Counsel and Secretary

NorthStar Corporate Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

Copies to:

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
(202) 383-0100

July 30, 2015

This document (including exhibits) contains 22 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NORTHSTAR CORPORATE INCOME, INC.	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(c), 18(i) AND 61(a) THEREOF, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER, AND PURSUANT TO SECTION 17(d) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

399 Park Avenue, 18th Floor New York, New York 10022 (212) 547-2600

AND

NSAM J-BDC LTD

c/o NSAM Luxembourg S.à r.l. 6A Route De Trèves L-2633 Senningerberg Luxembourg

I.	PROPOSAL

NorthStar Corporate Income, Inc. (the “Company”) and NSAM J-BDC Ltd (the “Adviser,” and, together with the Company, the “Applicants”) hereby seek an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) and 23(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and Rule 23c-3 thereunder and pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, to the extent necessary to permit the Company and any other Fund (as defined below) that may rely on the Order to issue multiple classes of shares, and to impose fee and expense structures on certain share classes that may include contingent deferred sales charges (each a “CDSC,” and collectively the “CDSCs”) and/or asset-based distribution or service fees.1

The Applicants request that the Order apply to any continuously-offered registered closed-end management investment company, and any closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act, 2 that has been previously organized, or that may be organized in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser,

1 The Company does not operate as an interval fund pursuant to Rule 23c-3; however, Applicants are requesting certain exemptions from Rule 23c-3 for any other Fund that may rely on the Order and operate as an interval fund in the future.

2 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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or any successor in interest to any such entity,3 acts as investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (including the Company, each a “Fund,” and collectively the “Funds”). Each Fund that relies on this relief in the future will do so in a manner consistent with the terms and conditions of this application (this “Application”). The Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant to the Application.

The Company intends to engage in a continuous public offering of its common stock following the effectiveness of its registration statement on Form N-2. If the Order is granted, the Company intends to offer four classes of shares: Class A, Class T, Class L and Class I. The Company may offer additional classes of shares in the future. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be secondary trading markets for their shares.

Each class of shares of the Company has a specific offering price and fee and expense structure. Only the Company’s Class A and Class L shares will be subject to a front-end sales charge. Only the Company’s Class A, Class T, and Class L shares are subject to a CDSC. Each class of shares of the Company has the same minimum investment amount applicable to each investor, except the Company’s Class I shares, which has a higher minimum investment amount. Class A and Class L shares are available for purchase by investors meeting the suitability standards described in the Company’s prospectus. Class T shares are generally available for purchase by certain investors meeting the suitability standards described in the Company’s prospectus, including but not limited to investors whose contract for investment advisory and related brokerage services includes a fixed or “wrap” fee or other asset-based fee arrangement. The Company’s Class I shares are available to only certain investors, as described in the Company’s prospectus.  If the Company offers additional share classes in the future, each such class will also have a specific offering price and fee and expense structure, and may have a minimum investment amount that differs from other classes and may be available to only certain investors.

The Applicants represent that the Company and each Fund that relies on the Order will offer and sell its shares in compliance with the applicable rules of the Commission, the Financial Industry Regulatory Authority (“FINRA”), and the National Association of Securities Dealers (the “NASD”). Specifically, the Company and each Fund that is a BDC will comply with the rules applicable to BDCs; each Fund that is a closed-end investment company, but not an interval fund, will comply with the rules applicable to such closed-end funds; and each Fund that is an interval fund will comply with the rules applicable to interval funds. In addition, the Company and each other Fund that relies on the Order will comply with any other Commission, FINRA, and NASD rule applicable to open-end investment companies with which the Applicants expressly agree to comply herein.

3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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II.	STATEMENT OF FACTS

A.	The Company

The Company is a Maryland Corporation that intends to elect to be regulated as a BDC under the 1940 Act. The Company’s investment objective is to maximize current income consistent with the preservation of capital, as well as capital appreciation. The Company anticipates that its investment portfolio will be comprised primarily of investments in first lien and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated debt, bonds and other debt securities of private U.S. companies. The address of the Company’s principal place of business is 399 Park Avenue, 18th floor, New York, New York 10022.

If the relief requested herein is granted, the Company intends to engage in a continuous public offering of four classes of its common stock: Class A, Class T, Class L, and Class I. The Company may also offer additional classes of shares in the future. Although it is not obligated to do so, the Company intends to conduct quarterly tender offers to repurchase shares of its common stock through its share repurchase program. The terms of such tender offers, if any, will be determined by the Company’s board of directors, and any repurchase offers by the Company will be made to all of the Company’s shareholders. The Company will not offer to repurchase shares in a given quarter if, in the judgment of a majority of the Company’s independent directors, such repurchases would not be in the best interests of the Company or would violate applicable law. The Company will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act.

Each Fund that relies on the Order in the future will have adopted policies to provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act or to make periodic repurchase offers to its shareholders in compliance with Rule 23c-3 under the 1940 Act. 4 Any repurchase offers made by a Fund will be made to all of the Fund’s shareholders.

B.	The Adviser

The Adviser, a Jersey limited company formed in November 2014, will serve as the Company’s investment adviser. Prior to the commencement of the offering of the Company’s shares, the Adviser will be registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser will serve as the Company’s investment adviser pursuant to an investment advisory agreement approved by the Company’s board of directors, including a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act), and by the Company’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Adviser is an affiliate of NorthStar Asset Management Group, a global asset management firm focused on strategically managing investment platforms in the United States and internationally.

4 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

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C.	Other Provisions

The Company seeks to, and other Funds may, offer multiple classes of shares, the terms of which may differ from each other in one or more of the following respects: (i) the amount of fees permitted by distribution plans or service fee arrangements, if any; (ii) voting rights with respect to any distribution plans; (iii) class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares; (v) any differences in dividends and net asset value resulting from differences in fees under any distribution plans or service fee arrangements, or in class expenses; (vi) sales load structures; (vii) exchange or conversion privileges as permitted under the 1940 Act; (viii) minimum investment amounts applicable to investors; and (ix) availability for investment by certain investors.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses, and other legal fees and expenses relating solely to that class of shares; (vii) additional directors’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the 1940 Act. The net asset value per share of the classes will likely differ because of sales charges, distribution fees, services fees, and/or any other class expenses that may be attributable to particular classes of shares, and the net income attributable to, and the dividends payable on, each class of shares. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Each class of shares subject to a distribution plan or service fee arrangement will pay the fees payable under only that particular class’s distribution plan or service fee arrangement.

III.	EXEMPTIONS REQUESTED

A.	Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act, and (ii) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

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B.	Contingent Deferred Sales Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of a CDSC by any Fund operating pursuant to Rule 23c-3.

C.	Asset-Based Distribution and Service Fees

Applicants request an Order pursuant to Section 17(d) and 57(i) of the 1940 and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors. Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (made applicable to BDCs by Section 57(i) of the 1940 Act) prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 57(i) of the 1940 Act, by reference to Section 17(d) and Rule 17d-1, extends the same prohibitions, as well as the considerations of the Commission regarding applications submitted under Section 17(d) and Rule 17d-1, to BDCs.

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V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Commission staff determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.6

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 under the 1940 Act. Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.7 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.8 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in

5 Commission Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) (“Protecting Investors”), at 421.

6 Id. at 424.

7 Id. at 439-40.

8 Id. at 424.

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this endeavor.9 The Commission proposed Rule 23c-3 under the 1940 Act, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.10

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.11 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief. We submit that such an application with respect to closed-end funds electing to be regulated as BDCs presents substantially similar regulatory considerations. Since 1998, the Commission granted relief to the following closed-end investment companies, among others, to issue multiple classes of shares, to impose deferred sales loads, and to impose distribution and service fees: Griffin Institutional Access Real Estate Fund; Resource Real Estate Diversified Income Fund; Multi-Strategy Growth & Income Fund; Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.12

B.	Multiple Classes of Shares — Exemptions from Sections 18(c), 18(i), and 61(a) Under the 1940 Act

The Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a “senior security”13 within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c) thereof, and (ii) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

9 See Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

10 See Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

11 Protecting Investors at 439-40; Proposing Release at 27.

12 See Griffin Institutional Access Real Estate Fund, et al., Investment Co. Act Rel. No. 31509 (Mar. 23, 2015) (Notice) and Investment Co. Act Rel. No. 31559 (Apr. 20, 2015) (Order); Resource Real Estate Diversified Income Fund, Investment Co. Act Rel. No. 31093 (June 23, 2014) (Notice) and Investment Co. Act Rel. No. 31162 (July 22, 2014) (Order); Multi-Strategy Growth & Income Fund et al, Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (Aug. 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (Sept. 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (Aug. 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (Sept. 18, 2007).

13 Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

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A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that . . . any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends .. . . .

Section 18(i) of the 1940 Act provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company .. . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares . . . issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multi-class systems proposed herein may result in shares of a class having priority over another class as to payment of dividends or having unequal voting rights, because under the proposed systems (i) the fees and expenses borne by shareholders of the various classes may differ with respect to distribution fees (and related costs as described above), service fees, and/or any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

The Applicants believe that the implementation of the proposed multi-class systems will enhance shareholder investment options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares, and other relevant factors. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of fee options.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, holders of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

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The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

The Applicants believe that the proposed closed-end investment company multiple class structures do not raise concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The proposed multiple class structures do not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of any Fund’s shares. The Applicants also believe that the proposed allocation of expenses relating to distribution, shareholder services and voting rights will be equitable and will not discriminate against any group or class of shareholders.

The Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 under the 1940 Act are as applicable to closed-end management investment companies, including BDCs, seeking to offer multiple classes of common shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges, and disclosures.

Each Fund will offer its shares continuously at a price necessary to ensure that the shares are not sold at a price that is below net asset value, after deduction of selling commissions and dealer manager fees. Differences among classes will, as detailed above, relate largely to their respective fee and expense structures. The Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds (including BDCs) may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.16

14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).

15 See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses, and expenses and that clarify the shareholder voting provisions of the rule.

16 See, supra note 13.

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Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund, including one electing to be a BDC, for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3 under the 1940 Act.

The Applicants are aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses, and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 The Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

To further mirror the disclosure requirement of open-end management investment companies, each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

The Applicants represent that all fee and expense structures will comply with the provisions of the FINRA and NASD rules for registered closed-end management investment companies (including interval funds and non-interval funds) and BDCs, as applicable to each Fund. Although ample precedent exists for the Commission granting exemptions similar to the relief requested above, 20 the Applicants recognize that this Application differs from existing precedent in that each Fund will comply with the FINRA and NASD rules regarding fees and expenses that are customarily applicable to that Fund,21 rather than each Fund complying with

17 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).

20 See, supra note 13.

21 Specifically, each Fund that is a closed-end investment company and not an interval fund will comply with FINRA Rule 5110; each Fund that is a closed-end investment company and an interval fund will comply with NASD Conduct Rule 2830(d); and each Fund that is a BDC will comply with FINRA Rule 2310.

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NASD Conduct Rule 2830(d).22 The Applicants believe that the FINRA and NASD rules that are customarily applicable to each Fund will ensure that Fund’s fee and expense structure is fair and reasonable. As such, requiring each Fund to comply with NASD Conduct Rule 2830(d) would not provide shareholders with any additional or necessary protection. Accordingly, the Applicants believe there is supporting precedent and, in consideration of the conditions to which the Applicants will agree, sufficient protections for the implementation of multi-class systems.

C.	Deferred Sales Loads for Funds that Operate Pursuant to Rule 23c-3 under the 1940 Act

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct a repurchase fee from repurchase proceeds that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

For any Fund that relies on the Order and operates as an interval fund pursuant to Rule 23c-3, Applicants seek relief from Rule 23c-3(b)(1) to the extent necessary for the Fund to impose CDSCs, which are distribution-related fees payable to the distributor, on shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose CDSCs that are the functional equivalent of the contingent deferred sales loads that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds that operate pursuant to Rule 23c-3 intend to assess CDSCs in much the same way non-interval funds currently assess CDSCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to contingent deferred sales loads imposed by open-end funds. Relief to permit the imposition of CDSCs would be consistent with the approach the Commission has taken with respect to contingent deferred sales loads imposed by open-end funds which offer their securities continuously, as the Funds will do for their common shares.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation [on] . . . implicitly preclude the imposition” of contingent deferred sales loads.23 The Commission stated, however, that even though it was not proposing any provisions regarding the use of contingent deferred sales loads by interval funds,

[s]uch consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of [contingent deferred sales loads] by open-end companies, and has the opportunity to monitor

22 All references in the application to any NASD Conduct Rule include any Financial Industry Regulatory Authority successor or replacement rule.

23 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

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the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].24

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. Rule 6c-10 adopts a flexible approach, and permits open-end funds to charge contingent deferred sales loads as long as (i) the amount of the contingent deferred sales loads does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of NASD Conduct Rule 2830, which governs sales charges for open-end funds (as well as interval funds), and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of contingent deferred sales loads where there are adequate safeguards for the investor. These same policy considerations support imposition of deferred sales loads in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose CDSCs.

With respect to the policy considerations supporting imposition of CDSCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSCs.25 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose contingent deferred sales loads although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing contingent deferred sales loads. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.26 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing contingent deferred sales loads.27 There is, in the Applicants’ view, no basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all

24 Id.

25 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

26 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

27 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

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similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the CDSCs (and any scheduled waivers of CDSCs) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose CDSCs in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end management investment companies, each Fund that is an interval fund and that relies on the Order will comply with the fee limits imposed by NASD Conduct Rule 2830, which is applicable to interval funds as well as open-end investment companies. In this regard, each Fund that operates as an interval fund will have fee and expense structures, including CDSCs, that are designed to meet the requirements of NASD Conduct Rule 2830 on the same basis as if it were an open-end investment company.

The Commission has previously granted exemptive relief that is similar to the relief requested herein.28 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge contingent deferred sales loads to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Deferred Sales Loads for Funds that Operate Pursuant to Rule 23c-3 under the 1940 Act

Each Fund may grant waivers of the CDSCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive the CDSC, such as when shares are tendered for repurchase due to the death, disability, or retirement of the shareholder. Events such as death, disability, or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. CDSCs may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the CDSC works to shareholders’ advantage while not harming the distributor economically.

28 See, e.g., Griffin Institutional Access Real Estate Fund, et al., supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; and Allianz RCM Global EcoTrends Fund, supra note 13.

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In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”29 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.30 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of contingent deferred sales loads for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting contingent deferred sales loads for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, contingent deferred sales loads for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.31 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply as though that rule was applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, contingent deferred sales loads, subject to appropriate safeguards.

E.	Asset-Based Distribution and Service Fees

The Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end management investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset based service and/or distribution fee.32

29 Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

30 Id.

31 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

32 The Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.

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Section 17(d) prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application. Section 57(i) of the 1940 Act, by reference to Section 17(d), extends those prohibitions (and the standards for a Commission order under Rule 17d-1) to BDCs.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a closed-end fund (including a BDC), acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end management investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,33 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into

33 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).

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in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.34

As closed-end management investment companies (whether or not electing to be regulated as a BDC), the Funds may not rely on Rule 17d-3. However, in light of the foregoing, the Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertakings to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end management investment companies, including those electing to be regulated as BDCs. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end management investment companies, including those electing to be regulated as BDCs. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

Each Fund, to the extent necessary to rely on the Order, will comply with the provisions of Rule 12b-1, Rule 17d-3, Rule 18f-3, and, where applicable, Rule 11a-3, under the 1940 Act, as if those rules applied to closed-end management investment companies (including those electing to be regulated as BDCs). In addition, each Fund that will operate as an interval fund will also comply with the provisions of Rule 6c-10 and Rule 22d-1 under the 1940 Act, as if those rules applied to interval funds. Further, the fee and expense structures will of each Fund comply with the provisions of the FINRA and NASD rules customarily applicable to the Fund.

VII.	CONCLUSION

For the reasons stated above, the Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) of the 1940 Act will be consistent with the protection of investors and will insure that the Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. The Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The Applicants submit that the exemptions requested conform substantially to the precedent cited herein.35

34 Id.

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As required by Rule 0-2(c)(1) under the 1940 Act, the Applicants each hereby state that all of the requirements for execution and filing of this application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Company’s board of directors are attached as Exhibit C to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the authorizations and verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits A and B, respectively, to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, NorthStar Corporate Income, Inc. states that its address is 399 Park Avenue, 18th Floor New York, New York 10022, NSAM J-BDC Ltd states that its address is c/o NSAM Luxembourg S.à r.l., 6A Route De Trèves, L-2633, Senningerberg, Luxembourg, and Applicants state that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Respectfully submitted,

NorthStar Corporate Income, Inc.

Date: July 30, 2015	By:	/s/Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Chief Executive Officer and President

NSAM J-BDC Ltd

Date: July 30, 2015	By:	/s/Jon Farkas
	Name:	Jon Farkas
	Title:	Director

35 See e.g., Griffin Institutional Access Real Estate Fund, et al., supra note 12; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 12; Highland Capital Management, L.P., supra note 12; and Allianz RCM Global EcoTrends Fund, supra note 12.

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EXHIBIT A

AUTHORIZATIONS

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that NorthStar Corporate Income, Inc., by resolution duly adopted by its sole director on July 23, 2015 (attached hereto as Exhibit C), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto. Each person executing the Application on behalf of an Applicant states that he has duly executed the Application for and on behalf of the Applicant; that he is authorized to execute the Application; and that all actions by members, directors, or other bodies necessary to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 30th day of July, 2015.

NORTHSTAR CORPORATE INCOME, INC.

By:	/s/Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NSAM J-BDC LTD

By:	/s/Jon Farkas
Name:	Jon Farkas
Title:	Director

EXHIBIT B

VERIFICATIONS

The undersigned states that he has duly executed the foregoing Application dated July 30, 2015 for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by officers, directors, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NORTHSTAR CORPORATE INCOME, INC.

By:	/s/Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NSAM J-BDC LTD

By:	/s/Jon Farkas
Name:	Jon Farkas
Title:	Director

EXHIBIT C

Resolutions of the Board of Directors of NorthStar Corporate Income, Inc.

The undersigned, being the sole director of the Board of Directors (the “Board”) of NorthStar Corporate Income, Inc., a Maryland corporation (the “Corporation”), pursuant to the provisions of Section 2-408(c) of the Maryland General Corporation Law (the “MGCL”), hereby waives all notice of time, place or purpose of a meeting, consents to the adoption of the following resolutions in lieu of holding a meeting of the Board, and directs that this written consent (this “Consent”) be filed with the minutes of the proceedings of the Board:

WHEREAS, the sole Director has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act (the “Co-Investment Exemptive Application”); and

WHEREAS, the sole Director has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit B, for an order of SEC pursuant to Sections 6(c), 17(d) and 57(i) of the Act, and Rule 17d-1 promulgated under the Act, permitting (i) multi-class share structures that may be prohibited by Sections 18(c), 18(i) and 61(a) of the Act; (ii) contingent deferred sales charges that may be prohibited by Rule 23c-3 under the Act; and (iii) certain joint transactions that may be prohibited by Sections 17(d) and 57(i) of the Act (the “Multi-Class Exemptive Application” and, together with the Co-Investment Exemptive Application, the “Exemptive Applications”).

NOW, THEREFORE, BE IT RESOLVED, that each of the officers of the Corporation (the “Authorized Officers”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Applications, in substantially the forms attached hereto as Exhibit A and Exhibit B, respectively; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Applications, any SEC correspondence related to the Exemptive Applications and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.